United States securities and exchange commission logo





                              December 15, 2021

       Jonah Meer
       Chief Executive Officer
       Qrons Inc.
       28-10 Jackson Avenue #26N
       Long Island City, NY 11101

                                                        Re: Qrons Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 1,
2021
                                                            File No. 333-261437

       Dear Mr. Meer:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1 filed on December 1, 2021

       Cover page

   1. We note your disclosure that the offering is being made at a fixed price to be determined upon effectiveness.
Since you are not eligible to conduct an at-the-market offering in reliance on Rule
415(a)(1)(x), please revise to include a fixed price at which you will offer the shares for the
duration of the offering. Refer to Item 501(b)(3) of Regulation S-K.
                                                        Please also revise to
state the date on which the offering will terminate. Refer to Item
                                                        501(b)(8)(iii) of
Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jonah Meer
Qrons Inc.
December 15, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-
3257 with any questions.



                                                           Sincerely,
FirstName LastNameJonah Meer
                                                           Division of
Corporation Finance
Comapany NameQrons Inc.
                                                           Office of Life
Sciences
December 15, 2021 Page 2
cc:       Nancy Brenner, Esq.
FirstName LastName